1001 Air Brake Avenue Wilmerding, PA 15148	Phone: 412.825.1000 Fax: 412.825.1305

September 17, 2018

CORRESPONDENCE FILING VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Transportation and Leisure
100 F Street, N.E.
Mail Stop 3720
Washington, D.C.  20549
Attention:	Patrick Kuhn
Doug Jones
J. Nolan McWilliams
John Dana Brown

Re:	Westinghouse Air Brake Technologies Corporation
Preliminary Proxy Statement on Schedule 14A
Filed August 8, 2018
File No. 033-90866

Ladies and Gentlemen:

Westinghouse Air Brake Technologies Corporation, a Delaware corporation (“Wabtec,” the “Company,” “we,” “our” or “us”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated September 4, 2018 (the “Comment Letter”) with respect to our Preliminary Proxy Statement on Schedule 14A, filed August 8, 2018 (the “Proxy Statement”).  We are concurrently filing a revised Proxy Statement (the “Amended Proxy Statement”) that includes changes in response to the Staff’s comments.

Below are the Company’s responses.  The responses relating to General Electric Company (“GE”), GE Transportation and Transportation Systems Holdings Inc. (“SpinCo”) have been provided to Wabtec by GE and its counsel. The responses relating to Goldman Sachs & Co. LLC (“Goldman Sachs”) have been provided to Wabtec by Goldman Sachs and its counsel.

For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response. Terms used, but not otherwise defined in this response letter, have the meanings assigned to them in the Proxy Statement.

Schedule 14A filed August 8, 2018

General

1.
Please provide us copies of the board books and any other materials, including presentations made by the financial advisor, provided to the board and management in connection with the proposed transaction.

Response:

Wabtec understands that presentations by Goldman Sachs, dated May 19, 2018 and May 20, 2018, respectively, provided to the board of directors of Wabtec in connection with the proposed transaction are being provided under separate cover on a confidential and supplemental basis to the Staff by Cleary Gottlieb Steen & Hamilton LLP, counsel to Goldman Sachs.

Securities and Exchange Commission
September 17, 2018

Questions and Answers About the Transaction, page 5

2.
Please add a question and answer describing what a “modified Reverse Morris Trust” transaction is and briefly discuss the reasons for structuring a separate sale of assets and why the parties chose this structure over others.

Response:

In response to the Staff’s comment, Wabtec has added a new question and answer on pages 9-10 of the Amended Proxy Statement in the “Questions and Answers About the Special Meeting and the Transactions” section.

Summary Historical, Pro Forma and Supplemental Financial Data
Summary Historical Combined Financial Data of GE Transportation, page 21

3.
Please include information as of and for the most recently completed interim period in 2018 consistent with that presented for Wabtec. Refer to Item 14 of Schedule 14A. Conform the presentation in “Selected Historical Combined Financial Data of GE Transportation” to the presentation here.

Response:

In response to the Staff’s comment, unaudited financial information of GE Transportation as of and for the most recently completed interim period in 2018 has been included in “Summary Historical Combined Financial Data of GE Transportation” and “Selected Historical Combined Financial Data of GE Transportation.” See pages 22 and 169 of the Amended Proxy Statement.

Summary Unaudited Pro Forma Condensed Combined Financial Data, page 23

4.	Please include information as of and for the most recently completed interim period in 2018 consistent with the historical information presented. Refer to Item 14 of Schedule 14A.

Response:

In response to the Staff’s comment, unaudited financial information as of and for the most recently completed interim period in 2018 has been included in “Summary Unaudited Pro Forma Condensed Combined Financial Data.”  See pages 24-26 of the Amended Proxy Statement.

Securities and Exchange Commission
September 17, 2018

The Transactions, page 26

5.	Refer to the last paragraph on page 27. Please briefly describe the “other factors” GE may consider in determining whether to effect a spin-off or split-off.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised. Please see page 28 in the Amended Proxy Statement.

Background of the Transactions, page 31

6.	Please disclose whether the Wabtec board considered strategic alternatives to the proposed transaction and if so, why those alternatives were rejected.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised. Please see page 33 in the Amended Proxy Statement.

7.
Refer to the third full and last paragraphs on page 32. Please clarify which party proposed the cash payment to GE from SpinCo and briefly discuss why the parties determined to pursue the Direct Sale in lieu of a cash payment.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised. Please see page 33 in the Amended Proxy Statement.

Wabtec’s Reasons for the Transactions
Potential Risks and Negative Considerations, page 34

8.
In the first bullet point on page 35, please quantify the transaction-related fees and costs and transition and integration-related costs. We note your disclosure in the last full paragraph on page 134.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised. The revised disclosure includes a quantification of the transaction-related fees and costs and transition and integration-related costs. Please see page 36 in the Amended Proxy Statement.

Securities and Exchange Commission
September 17, 2018

Opinion of Wabtec’s Financial Advisor
Financial Analyses of GE Transportation, page 38

9.
Refer to the Selected Companies Analysis. Please briefly discuss the significance of the “Through the Cycle” analysis and of adjusting or not adjusting to take into account the tax attributes of the transaction.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised. Please see page 40 in the Amended Proxy Statement.

10.
Refer to the Selected Transactions Analysis. Please discuss whether there were any transactions which met the criteria but were excluded for either the Rail Industry Selected Transactions or the High Quality Industrial Selected Transactions analyses.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised. Please see pages 41-42 in the Amended Proxy Statement.

11.
Refer to the table of Rail Industry Selected Transactions.  Please briefly discuss whether the age of the precedent transactions affects comparability. We note in this regard that five of the precedent transactions closed more than ten years ago.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised. Please see pages 41-42 in the Amended Proxy Statement.

Certain Unaudited Financial Projections, page 45

12.	Investors are entitled to rely on the disclosure in the proxy statement. Please revise the last sentence of the carryover paragraph at the top of page 47 accordingly.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised. Please see page 49 in the Amended Proxy Statement.

13.	Please disclose the material assumptions and estimates underlying each of The Wabtec Adjusted GE Transportation Financial Projections and the Wabtec Financial Projections.

Response:

In response to the Staff’s comment, Wabtec has supplemented the applicable disclosure to disclose the most significant assumptions and estimates underlying the financial projections presented. Please see pages 47-48 in the Amended Proxy Statement.

Securities and Exchange Commission
September 17, 2018

Information on GE Transportation
GE Transportation’s Business Transformation, page 142

14.	Please quantify the expenditures and disclose the anticipated timeframes to complete the material components of the variable cost reduction initiatives you discuss here.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised. Please see page 147 in the Amended Proxy Statement.

Customers, page 144

15.
Please identify each ten percent or greater customer and the percentage of revenues attributable to each respective customer for each of the fiscal years included here. We note the disclosure in Note 19 to the Combined Financial Statements.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised. Please see pages 149-150 in the Amended Proxy Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for GE Transportation
Factors Impacting GE Transportation’s Performance, page 149

16.
We note that the Wabtec-adjusted GE Transportation projections on page 47 project increased revenues between 2018 to 2022 and your discussion of the “significant headwinds in 2016 and 2017” and transformation and restructuring initiatives. Please discuss the particular factors and specific steps that management is taking to reverse the negative trend in revenues that provides the reasonable basis for the projections on page 47.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised. Please see page 49 in the Amended Proxy Statement.

Securities and Exchange Commission
September 17, 2018

Results of Operations, page 152

17.	Please quantify each component you identify which contributed to year-over-year changes in sales of goods and services, cost of goods and services sold, and gross profit.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised. Please see pages 159-160 in the Amended Proxy Statement.

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016
Selling, general and administrative expense, page 153

18.
We note restructuring costs are reflected in selling, general and administrative expenses and costs of revenues. You disclose in note 18 to the financial statements total restructuring costs decreased in 2017 compared to 2016. Please confirm your disclosure here that the increase in selling, general and administrative expense was due to an increase in restructuring charges in 2017.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised to clarify that the increase in selling, general and administrative expense was primarily attributable to costs from new acquisitions and restructuring costs.  The revised disclosure quantifies the increase attributable to each of these items. Please see page 160 in the Amended Proxy Statement.

Cash Flows
Year Ended December 31, 2017 Compared to Year Ended December 31, 2016
Operating Activities, page 156

19.
Please provide a more robust analysis of the significant decrease in operating cash flow in 2017 compared to 2016. For example, expand the disclosure in regard to working capital to discuss the specific working capital items that materially changed and the underlying reason for the change. Also note citing noncash items (such as deferred income taxes) and net earnings may not provide a sufficient basis to understand how actual operating cash was impacted.  Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised. Please see page 164 in the Amended Proxy Statement.

Securities and Exchange Commission
September 17, 2018

Unaudited Pro Forma Condensed Combined Financial Statements, page 163

20.
Please revise your pro forma presentation to present a balance sheet for the most recent interim period of Wabtec completed of June 30, 2018 and to include a statement of income for this interim period. The information for GE Transportation also should be as of and for this interim period ended. Refer to Item 14 of Schedule 14A and Article 11(c)(1) and (2)(i) of Regulation S-X for guidance.

Response:

In response to the Staff’s comment, Wabtec has revised its pro forma presentation to present a balance sheet of Wabtec as of June 30, 2018 and to include a statement of income for Wabtec for the interim period completed June 30, 2018. In addition, unaudited financial information of GE Transportation as of and for the most recently completed interim period in 2018 has been included. See page 171 of the Amended Proxy Statement.

Unaudited Pro Forma Condensed Combined Financial Statements as of and for the Year Ended December 31, 2017
Pro Forma Condensed Combined Statements of Income (Unaudited), page 164

21.	Please clarify why the pro forma combined effective income tax rate of 16.2% is representative of the continuing combined entity and is not that of or close to that of Wabtec’s historical rate.

Response:

The historical results of GE Transportation for fiscal year 2017 included a net tax benefit of $108.7 million related to the changes to the U.S. corporate tax rate due to the enactment of the Tax Cuts and Jobs Act (the “Tax Act”). The impact of the Tax Act reduced GE Transportation’s 2017 effective tax rate from 35% to 10%.

Rule 11-02(b) under Article 11 of Regulation S-X provides that pro forma adjustments related to the pro forma condensed income statement shall include adjustments which give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable. Because the impact of the Tax Act on GE Transportation’s 2017 effective tax rate is not directly attributable to the transaction, a pro forma adjustment was not required in the Pro Forma Condensed Combined Statements of Income to eliminate the impact of the Tax Act pursuant to Rule 11-02(b).

If a pro forma adjustment had been made to eliminate the impact of the Tax Act on the historical results of GE Transportation, the effective income tax rate of the combined company would have been approximately 31%.

Securities and Exchange Commission
September 17, 2018

Combined Financial Statements, page F-1

22.	Please revise your filing to include financial statements for the most recently completed interim period. Refer to Item 14 of Schedule 14A and Article 3-05(a) of Regulation S-X.

Response:

In response to the Staff’s comment, the Amended Proxy Statement includes historical financial statements for GE Transportation for the most recently completed interim period. Please see page F-1 in the Amended Proxy Statement.

Notes to Combined Financial Statements
Note 1. Description of Business and Basis of Presentation
Basis of Presentation, page F-9

23.
We note in connection with the “Direct Sale,” certain assets of GE Transportation, potentially including the equity interests of certain pre-Transaction subsidiaries of GE that compose part of GE Transportation, will be sold to, and certain liabilities of GE Transportation will be assumed by, Wabtec. Please confirm all assets and liabilities associated with the Direct Sale are included in GE Transportation’s financial statements.

Response:

GE has confirmed that all material operations and assets of GE Transportation are included in GE Transportation’s financial statements included in the Proxy Statement and the Amended Proxy Statement.

24.
If material equity interests of certain pre-Transaction subsidiaries of GE that compose part of GE Transportation are not in the financial statements but potentially may be, please provide in an appropriate section of the filing summarized information of these interests and the material factors associated with a decision to include such in the Direct Sale.

Response:

As noted in response to the Staff’s prior comment, GE has confirmed that all material operations and assets of GE Transportation are included in GE Transportation’s financial statements included in the Proxy Statement and the Amended Proxy Statement.

Securities and Exchange Commission
September 17, 2018

Note 7. Property, Plant and Equipment, Net, page F-25

25.	Please explain the reason why depreciation expense disclosed herein decreased to $112,283 thousand in 2017 from $171,776 thousand in 2016.

Response:

The decrease in depreciation expense to $112,283 thousand in 2017 from $171,776 thousand in 2016 was primarily driven by the effects of non-recurring restructuring of GE Transportation’s mining business in 2016.

Note 13. Income Taxes, page F-29

26.
In the reconciliation of U.S. federal statutory income tax rate to actual income tax rate table, please explain why the amount of foreign operations and foreign tax credits for 2016 is significantly larger than the amounts in the surrounding years.

Response:

The tax benefit from foreign operations and foreign tax credits is greater in 2016 due to a reorganization of GE Transportation’s foreign operations that resulted in the recognition of foreign tax credits.

Note 19. Segment Information and Major Customers, page F-36

27.
The segment profit for the equipment segment decreased significantly in 2017 to $(25,907) thousand from $142,508 thousand in 2016. This decrease appears to be a material driver in the variance in results between 2017 and 2016 but there appears not to be any analysis of it.  Please discuss the reason for the decrease.

Response:

North American locomotive shipments declined from 543 units in 2016 to 152 units in 2017, partly offset by an increase in international locomotive shipments from 206 units in 2016 to 281 units in 2017.

* * * * * * * * *

Securities and Exchange Commission
September 17, 2018

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (412) 825-1420.

Very truly yours,

/s/ David L. DeNinno
David L. DeNinno
Executive Vice President, General Counsel and Secretary

cc:	Albert J. Neupaver, Executive Chairman, Wabtec
Randi L. Strudler, Jones Day
Peter E. Devlin, Jones Day